KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

April 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
April 2, 2002	Changes in Substantial Shareholder's Interest Pursuant to Form 29B: Employees Provident Fund Board
April 2, 2002	New Subsidiary: Austerfield Corporation Sdn Bhd

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J C Lim]
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street,
Central
Hong Kong

Attention: Ms. Tintin Subagyo

/nmz
Letters/Misc

Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate Treasury)

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 02-04-2002 04:59:57 PM
Reference No KL-020402-AFD1D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

NEW SUBSIDIARY:
AUSTERFIELD CORPORATION SDN. BHD.

* <u>Contents :-</u>

We wish to advise that KL-Kepong Property Holdings Sdn Bhd, a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad, has on today acquired a shelf company namely, Austerfield Corporation Sdn. Bhd. ("Austerfield").

This wholly-owned subsidiary is currently non-operational and has an issued and paid up capital of RM2.00. The activity of Austerfield is intended to be a property development company..

/nmz

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02-04-2002 02:24:38 PM**
Reference No **KL-020402-3D846**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction	Date of change	No of shares	Price transacted (RM)
*	**Disposed**	* **25-03-2002**	* **376,000**	
	Disposed	**26-03-2002**	**795,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **49,232,500**
	Direct (%)	: **6.93**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **49,232,500**

* Date of notice : **26-03-2002**

Remarks :
sh